UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

Item

1. English translation of a letter dated September 4, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, September 4, 2018

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Merger by absorption of Cablevisión S.A. (Absorbed Company) into Telecom Argentina S.A. (Surviving Company). Registration in the Inspección General de Justicia.

Dear Sirs,

I am writing to you as Chairman of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) in order to inform you that today the Company was informed that both the Merger between Telecom Argentina as Surviving Company and Cablevisión S.A. as Absorbed Company, and the dissolution without liquidation of the latter, were registered in the Public Registry of Commerce under the responsibility of the Inspección General de Justicia on August 30, 2018.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	September 4, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Realtions